VIA EDGAR	March 4, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Kathleen Collins
Megan Akst

Re:	QuinStreet, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 19, 2015
File No. 001-34628

Dear Ms. Collins:

We are in receipt of your comment letter dated February 23, 2016 (the “Comment Letter”) regarding the above-referenced filing for QuinStreet, Inc. (the “Company”). We acknowledge that you had requested a response to the Comment Letter within ten business days of the date of the Comment Letter (i.e., March 8, 2016).

We are hereby responding that we expect to file the Company’s response on or prior to March 22, 2016 so as to provide a comprehensive response that reflects the necessary input from the Company and its advisors.

If you have any questions, please do not hesitate to contact me at (650) 578-7982.

Regards,

/s/ Martin J. Collins
Martin J. Collins
General Counsel, Chief Compliance Officer and Senior Vice President

cc:	Megan Akst, Senior Staff Accountant, Securities and Exchange Commission